

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via fax 86-755-2601-2489

October 13, 2010

Mingchun Zhou
Chief Executive Officer
China Skyrise Digital Service, Inc.
4/F M-3rd Building
Hi-tech Industrial Park
Nanshan District, Shenzhen PRC 518070

      Re: China Skyrise Digital Service, Inc.
              Form 10-K for the Year Ended December 31, 2009
              File No. 333-139940

Dear Mr. Zhou:

We have reviewed your letter dated September 27, 2010 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 3, 2010.

Form 10-K for the Year Ended December 31, 2009

Item 9(A)T. Controls and Procedures, page 37

1.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and

assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

- How do you evaluate and assess internal control over financial reporting?

  In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

- How do you maintain your books and records and prepare your financial statements?

  If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

- What is the background of the people involved in your financial reporting?

  We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
  - what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
  - what relevant education and ongoing training he or she has had relating to U.S. GAAP;
  - the nature of his or her contractual or other relationship to you;
  - whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
  - about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:
- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

- Do you have an audit committee financial expert?

  We note from your disclosures on page 39 that you do not have an audit committee or an audit committee financial expert serving on the audit committee and that your entire board of directors currently is responsible for the functions that would otherwise be handled by an audit committee. Please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

Revenue Recognition, page F-7

2. We note your response to prior comment 3 where you indicate that your clients require the company to make one-off specified services instead of period maintenance services and therefore, you have determined that revenue recognition upon shipment is more appropriate than over the life of the maintenance agreements. Explain further what you mean by "one-off specified services." Also, you have previously stated that maintenance services include (a) fault checking, (b) system upgrades and (c) accident response. Please describe the exact nature of each of these services and explain further how you determined that these services are more akin to a limited warranty obligation versus maintenance services.

3.   In addition, your response to prior comment 2 provides proposed disclosures regarding maintenance services included in multiple element arrangements that you intend to include in future filings. While your revised policy appears to comply with the guidance in ASC 605-25, it does not appear to support your current accounting as you have described throughout your various responses. Tell us whether you have revised your accounting for sales of digital residential safety and video surveillance solutions that include two years of initial maintenance service. If so, tell us how you are accounting for this change (i.e. correction of an error, change in accounting policy, etc.) and why. If you have not revised your accounting for such sales, then tell us how your proposed disclosures support your accounting.

4.   Please tell us whether the timing of your revenue recognition as indicated in your response to prior comment 4 differs from that as disclosed in Note 2.6. In this regard, your current disclosures indicate that revenue is recognized at the time of shipment while your response indicates that revenue is recognized upon delivery after the customer has successfully tested and accepted the product. If these policies are basically the same, then tell us how long after shipment it typically takes to install and test your products. Also, revise your disclosures in future filings to indicate, if true, that revenue is recognized as indicated in your response (i.e. after the products have been delivered, successfully tested and accepted by the customer at which time the risk of loss and title to the products passes to the customer).

5.   We note your response to our prior comment 5 and your proposed disclosures regarding your revenue recognition policy as it relates to customized software arrangements and system integration services.   Tell us how significant these arrangements have been to your historical operations. In this regard, the purpose of our prior comment was to clarify whether customized software arrangements were material to your operations as it was not clear from your previous responses. Based on your current response it appears that your June 15, 2010 response letter (comment 6) included sales of your software products that did not require significant customization or modification. Please confirm and to the extent that revenues from your customized software products and system integration service arrangements have historically been immaterial, tell us why you believe the proposed disclosures are necessary. Also, tell us how you intend to revise the disclosures in your business section to more clearly describe your software arrangements as your current disclosures on page 6 imply that these arrangements include significant customization services.

6.   To the extent that you sell software products that do not require significant production, modification or customization of the software, then provide your proposed disclosures regarding your revenue recognition policy for such sales. Also, if you provide any post customer support services with your standard software sales then please ensure your proposed disclosures includes a discussion of how you account for such services.

Mingchun Zhou
China Skyrise Digital Service, Inc.
October 13, 2010
Page 5

        You may contact Robert Benton, Staff Accountant, at (202) 551-3804 or me at (202) 551-3499 if you have any questions regarding the above comment.

                                        Sincerely,

                                        Kathleen Collins
                                        Accounting Branch Chief